UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-10970-01
BARCLAYCARD FUNDING PLC

(Exact name of registrant as specified in its charter)
1 Churchill Place,
London E14 5HP,
United Kingdom,
+44 207 699 5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series 99-1 Medium Term Note Certificate; Series 02-1 Medium Term Note Certificate; Series 03-1
Medium Term Note Certificate; Series 03-2 Medium Term Note Certificate; Series 03-3 Medium Term
Note Certificate; Series 04-1 Medium Term Note Certificate; Series 04-2 Medium Term Note
Certificate; Series 05-1 Medium Term Note Certificate; Series 05-2 Medium Term Note
Certificate; and Series 05-4 Medium Term Note Certificate

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934 Barclaycard Funding PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 6 February 2009	By:	/s/ [EMMA LEIGH ]